EXHIBIT 99.1

Equinor ASA: Information relating to dividend for third quarter 2018

Key information relating to the cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for third quarter 2018.

  Dividend amount: 0.23
  Declared currency: USD
  Last day including rights: 18 February 2019
  Ex-date: 19 February 2019
  Record date: 20  February 2019
  Payment date: On or around 28 February 2019 at Oslo Børs (Oslo Stock Exchange), and on or around 1 March 2019 at New York Stock Exchange.
  Other information: Dividend per share in NOK will be communicated 26 February 2019.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.